
FATHOM
Product Hunt
AI Product of the Year
2nd
4.9/5.0
#1 for SMB - 300+ Reviews
#1 Installed App
Zoom Apps Marketplace
ThinkBionics
INSIGHT
ACTION ITEM
FEEDBACK
NEGATIVE REACTION
POSITIVE REACTION

INVEST IN **FATHOM**

Never take notes on a Zoom call again

LEAD INVESTOR

Character Capital

Soon we believe every company's productivity stack will include the ability to take notes, transcribe, and analyze calls — it's a no-brainer for anybody who has calls at work (which is everybody). We think Fathom is best positioned to be this no-brainer solution. Not just because of the product, which is fantastic, but because the go-to-market strategy is optimized for easy onboarding, viral growth, and true network effects. Founder Richard White is a seasoned and savvy operator who impresses us at every turn. We're super excited to partner with him and the whole Fathom team!

Invested $1,000,000 this round

Learn about Lead Investors

Highlights

1. 30% MoM growth over last 6 months

2. Users give Fathom a net promoter score of 85

3. #1 Rated for SMB on G2 with a 4.9/5 rating

4. #1 App in the Zoom App marketplace
3. #1 Rated for SMB on G2 with a 4.9/5 rating

4. #1 App in the Zoom App marketplace

5. #2 AI app on Product Hunt for 2021

6. Previously raised $5.6M from top VCs, Angels and Zoom itself

7. Part of Y-Combinator's Winter 2021 batch

Our Founder



Richard White Founder & CEO

Engineer turned Designer turned Startup Generalist. Previously founded UserVoice, a top platform for product feedback, and grew it to just shy of $10M ARR with $9M of outside investment.

About Fathom

Fathom is changing the way people recall and share important information from their virtual meetings by replacing manual note taking with real-time recording, transcription, and AI-based summarization.

Unlike competitors, Fathom grows virally with a PLG motion and a free offering for individual contributors that is valuable to everyone at a company, not just sales.

People love Fathom 💘

In only our first year we've achieved some pretty impressive accolades from users:

- NPS of 85 and a PMF score of 67% (anything <u>over 40% is considered excellent</u>)

- <u>#1 Rated Conversation Intelligence product for SMB</u> on G2 with a <u>4.9/5 rating</u>

- <u>Top App on Zoom App Marketplace</u>

- <u>#2 Product of 2021 for AI</u> on Product Hunt

But don't take our word for it - <u>hear happy Fathom users in their own words</u>

Virality 🚀




Richard White is recording this call for notetaking purposes
FATHOM
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Amanda (Demo)
Richard's Fathom Notetaker
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It's important that our users love Fathom.

Their Zoom calls start off with them explaining what the app is and why they're using it to record the meeting. This leads many users to essentially promote the product to the attendees of their Zoom meetings (thank you!).

We've found that a consistent percentage of meeting attendees subsequently sign up for Fathom after the meeting.

This leads to Fathom having a K-factor >1 for activated users in just 6 months which continues to increase steadily over time. Any app with a K-factor of 1+ is considered "viral".

Growth 📈

Fathom's word-of-mouth virality combined with the Zoom App marketplace are the primary sources of new users.

Both of these acquisition channels require zero marketing expenses and overall we spend less than $1K per month on advertising.

The growth of these acquisition channels have led to product usage scaling quickly in recent months hitting over 90,000 calls recorded in August 2022.

Product Usage - Calls Recorded



Monetization 💰

Fathom is a great product for individuals, but **it's an even better product when used across a team or company.**

It's for this reason that we're focused on monetizing on team-wide and company-wide deployments and leaving Fathom free for individuals.

To that end we're developing a Fathom Team Edition so that managers can roll out the productivity gains from Fathom to their entire team as well as have unprecedented visibility into what's happening on those front-line customer calls.

Though the it's is still in Early Access we've already had almost 100 companies sign up and start paying for Team Edition in the last 6 weeks.

Competition ⚔️

Not just the best product,

also the best for your budget.

	G2 Rank for SMB	G2 Rating	Setup Time	Pricing	Commitment
FATHOM ▶ Launched in 2021	#1	4.9 350 reviews	MINUTES	$30 per user	NONE
GONG Founded in 2015	#2	4.7 4,600 reviews	WEEKS	$100 per user +$5K Platform Fee	ANNUAL $15K min spend
Chorus by zoominfo Founded in 2015	#5	4.5 2,800 reviews	WEEKS	$100+ per user	ANNUAL

Sales Specific - Gong, Chorus, and clones

- Fathom focuses on being used by the entire company not just the sales team

- For sales teams, Fathom provides to value to sales reps not just sales managers

- Fathom's PLG motion and lower price point ($30/user/mo vs $100/user/mo) gives us greater distribution and significant advantage in current market conditions where customers are price conscious

Generalized Solutions - Otter, etc

- Fathom's combination of Zoom App Marketplace & Virality (driven by being the only completely free product among competitors) gives us a significant distribution advantage

Fundraising 🙏

Fathom has previously raised a total of $5.6M from a coalition of early Zoom investors (Maven Ventures, Bill Tai, Matt Ocko), notable founders (People.ai, investors (Maven Ventures, Bill Tai, Matt Ocko), notable founders (Peopleai, 6Sense, Drift, Reddit, Twitch, Cruise, Mercury,), early-stage VC firms (Character, Soma Capital, Global Founders Capital, Active Capital, Rackhouse.vc), and Zoom itself through its newly formed Zoom Apps Fund.

Building a big coalition of investors was as intentional as it is atypical. Rather than a single VC, we wanted a big tent of folks with a diverse set of skills, connections and expertise to help us along this journey.

Now we want to expand that coalition further by including you, our beloved early adopters.

We've been humbled by how many of you, without prompting, have asked about investing in Fathom. You now have the opportunity to invest alongside, and at the same valuation, as these professional investors and angels from our Seed round with this WeFunder campaign.

The funds raised here will help us accelerate our ambitions (and hiring) ahead of a Series A we have targeted for later on this year.

But more importantly, your investment strengthens the coalition between us and our biggest asset: our amazing users.